Filed by Optika Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Optika Inc.

Commission File No. 000-28672

The following is a message sent on January 12, 2004 to Optika Inc.’s partners from Mark Ruport, President, CEO and Chairman of Optika. This message was sent via electronic mail.

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Monday, January 12, 2004

Dear Optika Partner,

As you have most likely already heard, earlier this morning, Stellent, Inc. (Nasdaq: STEL), a global provider of content management solutions, announced today it has signed a definitive merger agreement to acquire all outstanding shares of Optika® Inc. (Nasdaq: OPTK). The transaction currently is valued at approximately $59 million. The combined companies will have an annual revenue run rate of approximately $100 million, and a cash and marketable securities position of more than $70 million. Subject to shareholder approval and certain other conditions being met, we expect the merger to close early in the second quarter of this year. Optika will operate as it currently is until the closing of the merger.

There is a great deal of consolidation going on in the enterprise content management (ECM) industry and we could not have found a better partner. Stellent’s Content Management system enables customers to rapidly deploy line-of-business Web sites, such as employee portals and partner extranets, as well as enterprise-wide solutions that standardize content management throughout an organization. Stellent has been ranked as one of the top three content management vendors by industry analyst firms Gartner Dataquest, Giga Information Group and Aberdeen Group. Stellent has also been recognized by a number of leading publications and organizations for its product innovation, market leadership and successful customer implementations.

The merger with Optika will strengthen and expand Stellent’s document imaging, business process management and compliance capabilities. Combined with Stellent’s Universal Content Management architecture — which includes Web content management, document management, collaboration, digital asset management and records management components — Optika’s product line will enable Stellent to provide customers with a comprehensive suite of solutions to manage both collaborative, consumption-oriented content as well as content generated and circulated during complex business transactions.

In the short-term, Stellent will integrate the Acorde solutions with its product suite via Web services. Longer-term plans call for both product lines to be seamlessly integrated through a common content repository.

Three primary reasons drove our decision to merge with Stellent:

1.	The synergies between our solutions and the Stellent product suite will enable us to provide you and your customers and prospects with a more comprehensive set of technologies to solve your important business challenges.

2.	Our strong financial position, combined with Stellent’s continuing solid financial performance, will give us the resources to maintain market leadership and develop valuable new solutions for our customers. The combined organization will be

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approximately $100 million per year, and have 525 employees and over 3,500 customers.

3.	Just as you have come to expect from Optika, Stellent has a history of outstanding product innovation and customer support.

Stellent was attracted to Optika because we significantly broaden their Web content and document management offerings to include BPM and imaging. As Bob Olson, CEO of Stellent, stated in the press release announcing the merger:

“We’re excited about the strength of this combined entity and the opportunity this merger provides to quickly extend our footprint across a larger number of companies,” said Robert Olson, president and chief executive officer (CEO) for Stellent. “Customers are looking to consolidate their various content management needs, including imaging, BPM, Web content management and records management, with one vendor. This merger will enable Stellent to capitalize on this trend by providing customers with a comprehensive suite of solutions for managing both consumption-oriented content and high-volume, transaction-based content.”

The most important items to keep in mind as you consider the value to your organization of this merger with Stellent are:

1.	Stellent and Optika remain committed to the Optika channel. Stellent recognized the tremendous value in our relationships with you. They are excited about the opportunity to broaden your opportunities with world-class products from both Optika and Stellent.

2.	Stellent does not have a significant reseller organization. The size and scope of our reseller organization was very attractive to Stellent.

3.	We will continue to manage our distribution of products and services in a blended sales model, maintaining and enhancing the opportunity to drive revenues and profits from Optika products and associated services.

We will be sharing additional information with you over the coming days and weeks. In the meantime, you can read the press release announcing the merger at http://www.optika.com/news/index.cfm?ReleaseID=260. We will also continue to post information at the Optika Website as it becomes available.

I, along with the rest of the Optika staff, deeply appreciate your ongoing support. We intend to continue to be a valuable technology and business partner with you for many years to come. We hope you share our excitement in joining Stellent and becoming one of the top ECM industry providers.

Best regards,

Mark Ruport

President, CEO and Chairman

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, industry ranking, timing of closing, market or customer needs, organizational structure and execution of integration plans are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Stellent/Optika merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Optika and Stellent are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the Stellent and Optika suite of products, failure of the market for enterprise content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits; other risks that are described from time to time in Stellent and Optika’s Securities and Exchange Commission reports. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Stellent and Optika’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this document.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Stellent and Optika will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF STELLENT AND OPTIKA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STELLENT, OPTIKA AND THE PROPOSED MERGER. Investors and security holders may obtain without charge copies of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the Securities and Exchange Commission at the SEC’s web site at http://www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Stellent or Optika with the SEC, may also be obtained from Stellent and Optika. In addition, investors and security holders may access copies of the documents filed with the SEC by Stellent on Stellent’s website at www.Stellent.com. Investors and security holders may obtain copies of the documents filed with the SEC by Optika on Optika’s website at www.Optika.com.

INFORMATION CONCERNING PARTICIPANTS

Each of Stellent and Optika and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders in favor of the transaction. Information about the directors and executive officers of Stellent may be found in Stellent’s definitive proxy statement for its 2003 annual meeting of stockholders and in Stellent’s annual report on Form 10-K for the fiscal year ended March 31, 2003. Information about the directors and officers of Optika may be found in Optika’s definitive proxy statement for its 2003 annual meeting of stockholders and in Optika’s annual report on Form 10-K for the fiscal year ended December 31, 2002. In addition, information regarding the interests of Optika’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.